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Exhibit 99.4

MIV THERAPEUTICS SUCCESSFULLY COMPLETES GOVERNMENT-SPONSORED DRUG-ELUTING STENT COATING R&D PROGRAM

Tuesday February 10, 9:30 am ET

VANCOUVER, British Columbia, Feb. 10 /PRNewswire-FirstCall/ -- MIV Therapeutics Inc. (OTC Bulletin Board: MIVT; BSE: MIV; Frankfurt: MIV1) is pleased to announce that it has successfully completed the first phase of its Hydroxyapatite (HA) Drug-Eluting Stent Coating R&D Program sponsored in part by the Canadian Government. The University of British Columbia has submitted its final report to the Natural Sciences and Engineering Research Council of Canada (NSERC) which provided a grant in support of the research program entitled "Functionally Gradient Calcium Phosphate Coatings for Stents." The research activities were conducted by the University of British Columbia, UBCeram -- Metals and Materials Engineering, in close cooperation with MIVT's R&D team, under a Collaborative Research and Development Agreement.

The objective of the program was to develop multilayer biocompatible and bioactive calcium phosphate functionally graded coatings on stents. Two types of coatings were developed:

     a) a thin film coating of dense, crystalline hydroxyapatite (HA) designed to screen the metal surface from the surrounding tissue to prevent inflammatory response in the tissue and to provide a high-adhesion surface for the second coating.

     b) a thicker, porous, film of HA. The goal was to achieve formation of an adhesive hydroxyapatite layer suitable for the application of drugs.

An extensive range of tests were performed to validate the reproducibility and integrity of the above coatings, and their suitability for use on cardiovascular stents and other medical devices, with a focus on drug encapsulation and drug eluting applications.

Dr. Tom Troczynski, Professor of Ceramics at The University of British Columbia Metals and Materials Engineering Department, and MIVT's Vice President of Coatings summarized: "We have completed all the tasks related to the deposition and evaluation of submicron film uniformity on the complex stent surface. We have evaluated alternative methods for such film deposition as well as chemical surface modification methods for improved surface coverage and adhesion of the coatings. This NSERC-sponsored program resulted in the successful development of two alternative coating technologies that produced coatings with excellent properties, ideally suited for drug encapsulation for drug-eluting purposes."

President and CEO Alan Lindsay commented, "Completing on time this intense phase of our comprehensive program continues our systematic advances towards the successful commercialization of our coating technologies for the treatment of cardiovascular disease. We are continuing to aggressively pursue our R&D program, in accordance with the stringent requirements of our industry and in line with our extremely demanding schedule. We recently reported on the successful completion of the fatigue life testing performed by Minnesota-based EnduraTEC Testing Services Inc., that provided solid proof of the robustness of our coating technology. In addition, a comprehensive range of tests required by both CE Mark and FDA regulatory bodies are either in progress or are planned for the very near future."

Vice President Operations, Arc Rajtar, added: "In spite of the challenges which are inevitably associated with developing leading edge technologies, our ambitious research and development program has consistently achieved all the critical milestones on schedule. NSERC program started in November 2002 and continued till the end of December 2003, with the final report supplied to NSERC recently. The great contribution of the UBC scientists, the exemplary cooperation between the MIVT and UBC teams, and our continued focus on objectives have allowed us to progress successfully to the next stage of our R&D program."

About University of British Columbia
UBC, located in the Pacific Rim gateway of Vancouver, Canada, ranks in the top 10 of North American universities in technology licensing and commercialization, and generates more U.S. patents than any other Canadian public institution.

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About MIV Therapeutics

MIV Therapeutics is developing a "next generation" line of advanced biocompatible coatings for stents and medical devices. The HAp coating technology has successfully passed animal trials focused on thrombogenicity (blood-clotting) and demanding fatigue life testing that simulated the radial strain produced by heartbeats in a coronary artery. MIV's ultra-thin coating has been designed to inhibit inflammatory response. A Collaborative Research Agreement between MIVI and the University of British Columbia has received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) for the development of HAp as a drug eluting coating. MIVT's manufacturing facility maintains a comprehensive QA (Quality Assurance) system that meets the guidelines applicable to CE Mark, FDA and GMP requirements. Please visit www.mivtherapeutics.com for more information.


     Investor Inquiries:
     Patrick McGowan
     pmcgowan@mivtherapeutics.com
     ----------------------------
     Ph: (604) 301-9545 ext. 11
     Fax: (604) 301 9546

     Product inquiries and business opportunities:
     Arc Rajtar
     arajtar@mivi.ca
     ---------------
     (604) 301-9545 ext 22

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe," "will," "breakthrough," "significant," "indicated," "feel," "revolutionary," "should," "ideal," "extremely" and "excited." These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.